KERRY

RECEIVED
2006 MAY 25 P 1:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

06013776

19th May, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan
Head of Investor Relation
Kerry Group plc.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

KERRY GROUP PLC
RESULT OF ANNUAL GENERAL MEETING
19 May 2006

The Directors of the Company wish to announce that all resolutions proposed at the Annual General Meeting (AGM) of the Company held on Friday 19th May, 2006 were passed. In addition to the ordinary business of the meeting, the resolutions considered under special business were passed. In summary these were:

(1) The renewal of the authority of the Board of Directors to allot shares in the Company. This authority will expire on 19th August 2007 unless and to the extent that it is renewed, revoked or extended prior to such date.

(2) The renewal of the power given to the Board of Directors to allot shares in the Company for cash on a non pro-rata basis should it so decide, provided that the maximum number of shares to be allotted under the authority shall not exceed in aggregate the equivalent of 5% of the issued ordinary shares at the date the resolution is passed. The authority shall likewise expire on 19th August 2007 unless and to the extent that it is renewed, revoked or extended prior to that date.

(3) The approval from shareholders to adopt the Kerry Group plc 2006 Long Term Incentive Plan (LTIP), whose principal terms are summarized in the Appendix to the AGM Notice. The Directors were also authorised to do all things that they consider necessary to implement the LTIP, including the ability to adopt further plans based on it in order to make awards to employees outside of Ireland.

(4) The granting of the authority to the Company to make market purchases of its own shares in accordance with the provisions contained in the Company's Articles of Association. It is the Company's objective to initially purchase shares to fix the cost of share options outstanding and the cost of any shares issued under the LTIP approved at today's AGM. The maximum amount of shares that may be purchased by the Company under this authority is 5% of the issued share capital at the date of passing the resolution. The maximum price payable for each share is 105% of the average deal price for the previous five business days. Further purchases will be made if considered by the Board to be in the best interest of the Group. The authority will expire on the date of the AGM in 2007.

The full text of each resolution was included in the notice of the AGM circulated to Shareholders on 21st April, 2006.

In accordance with the Listing Rules two copies of the resolutions passed at the AGM have been forwarded to both the Irish Stock Exchange and the Financial Services Authority and will shortly be available for inspection at the following locations:-

Company Announcement Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2, Ireland.

Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS, United Kingdom.

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Press Announcement

Updating Statement : Annual General Meeting : Kerry Group plc

19 May, 2006

Kerry, the global ingredients, flavours and consumer foods group, held its Annual General Meeting in Tralee, today.

In reviewing the Group's twentieth year as a public company, Hugh Friel, Chief Executive, said that in 2005 Kerry continued to perform well, delivering good revenue and profit growth in a challenging year for the global food industry. "Sales revenue increased by 7% to €4.43 billion, reflecting like-for-like growth of 4%. Despite significant input cost inflation and a surge in energy costs, trading profit in 2005 increased to €380m, which contributed profit after taxation of €236m and a 7.1% increase in adjusted earnings per share to 131.6 cent," he added.

Turning to 2006, Mr Friel said; "Group businesses are performing ahead of last year but energy cost inflation, the weakening dollar and the volatility of raw material prices may impact on the attainment of Group earnings targets for the full year. Against this challenging background we continue to make good operational progress in optimising processing and business support structures and through elimination of non-core activities". He added that the Group's strong nutritional focus, leveraging Kerry's ingredients, bio-science, flavours and food technology platforms through its broad customer base, augured well for the long-term profitable growth of Group businesses. He also confirmed that the Group continues to explore bolt-on acquisition opportunities, having recently announced the acquisition of two North American food ingredients businesses – Custom Industries and Nuvex Ingredients. Custom Industries, operating from two modern manufacturing facilities located in St. Genevieve, Missouri and Toronto, Canada, is a leading manufacturer of particulates for bakery and ready-to-eat cereal applications and confectionery ingredients for sweet goods. Nuvex Ingredients operates from a state-of-the-art, organically certified, production facility located in Blue Earth, Minnesota, specialising in customised high-protein and fibre nutritional lines for leading manufacturers of breakfast cereals, functional foods and nutritional snacks.

ends

For further information please contact :
Frank Hayes,
Director of Corporate Affairs,
Kerry Group plc.

Telephone: + 353 66 718 2304
Fax: + 353 66 718 2972
Email: corpaffairs@kerry.ie
Website: www.kerrygroup.com

Registered in Ireland
No. 111471

KERRY GROUP PLC
ANNUAL INFORMATION UPDATE
16 May 2006

1.Introduction

Kerry Group plc (the Company) published its Annual Report on 21st April 2006. This Annual Information Update (AIU) has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority. The Company is also publishing the AIU via a Regulatory Information Service today and making it available in the Investor Relations section of its website, www.kerrygroup.com, under the News Releases section.

2. List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature in the previous 12 months, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority. This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.

(a) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service

24/05/05	AGM Statement
03/08/05	Blocklisting Interim Review
08/08/05	Acquisition
30/08/05	Interim Results
04/04/06	Director / PDMR Shareholding
17/01/06	Directorate Change
28/02/06	Preliminary Statement of Final Results
01/03/06	Brochure of Particulars
11/04/06	Acquisition
24/04/06	Annual Report & AGM Notice
25/04/06	Block Listing Review

(b) Companies Registration Office Filings

08/06/2005	Allotment of Shares
01/07/2005	Annual Return
01/07/2005	Ordinary Resolution
01/07/2005	Increase in Nominal Capital
01/072005	Amended Memorandum and Articles
01/07/2005	Special Resolution
22/07/2005	Allotment of Shares
12/08/2005	Allotment of Shares

27/09/2005	Change in Directors
18/10/2005	Allotment of Shares
01/11/2005	Allotment of Shares
07/12/2005	Allotment of Shares
17/01/2006	Allotment of Shares
17/02/2006	Allotment of Shares
06/03/2006	Allotment of Shares
06/03/2006	Change in Directors
14/03/2006	Change in Directors
20/04/2006	Allotment of Shares
12/05/2006	Allotment of Shares

3. Availability of the full text of the announcements / Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange and the London Stock Exchange. Copies of all filings made with the Companies Registration Office are available on the Companies Registration Office website.

4. Accuracy of the information

The information referred to in this document was up to date at the time the information was published.

For further information contact:

Brian Durran
Company Secretary
Kerry Group plc
Prince's Street
Tralee
Co. Kerry
Ireland

ENDS

Company name	**Kerry Group PLC**
Headline	**Block Listing Review**

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
Irish Stock Exchange
The *FSA*

Date: 24 April 2006

AVS No:

Please ensure the entries on this return are typed

1.	Name of applicant:		Kerry Group Plc	
2.	Name of scheme:		Executive Share Option Scheme	
3.	Period of return:	From:	1/7/2005	to: 30/12/2005
4.	Balance under scheme from previous return:		112,665	
5.	The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:			
6.	Number of *securities* issued/allotted under scheme during period:		103,330	
7.	Balance under scheme not yet issued/allotted at end of period:		9,335	
8.	Number and *class* of *securities* originally listed and the date of admission;		3,200,000	
9.	Total number of *securities* in issue at the end of the period:		187,195,510	

Name of contact:	Brian Durran
Address of contact:	Princes Street, Tralee, Co Kerry
Telephone number of contact:	066 718 2212
SIGNED BY Brian Durran	

Company Secretary

For and on behalf of

Kerry Group Plc

Name of applicant